DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Edward H. Batts edward.batts@dlapiper.com T 650.833.2073 F 650.687.1106

July 2, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington D.C. 20549-3561
Attn: Ms. Jan Woo, Esq.
Staff Attorney

Re:	OCZ Technology Group, Inc.
Registration Statement on Form S-l
Filed May 21, 2010
File No. 333-166990

Dear Ms. Woo:

This letter is submitted on behalf of OCZ Technology Group, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed May 21, 2010, Registration No. 333-166990) (the “Registration Statement”), as set forth in your letter dated June 15, 2010.  We are filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments.  For reference purposes, the text of your letter dated June 15, 2010 has been reproduced herein (in bold), with the Company’s response below each numbered comment.  As appropriate, the Company’s responses include a reference to the pages of Amendment No. 1 that have been revised in response to the comment.

General

1.
It appears that you are registering for resale 77,275 shares of common stock underlying a warrant which is issuable upon the exercise of another warrant by your placement agent.  Please provide an analysis as to how you concluded that the issuance of the warrant exercisable for 77,275 shares of common stock is a completed transaction, such that the offer and sale of the underlying shares of common stock may be registered at this time.  For guidance, refer to Question 139, 11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections.

In response to the Staff’s comment and upon further consideration, the Company has withdrawn the contingent warrant instrument from the Registration Statement.  As such, it has accordingly updated the aggregate amount of securities registrable thereunder.

U.S. Securities and Exchange Commission
July 2, 2010
Page Two

Calculation of Registration Fee

2.
In your fee table, you refer to 144,541 and 142,564 shares of common stock issuable upon the exercise of warrants to purchase shares of Series A preferred stock.  However, we note your disclosure on page 18 and elsewhere in your prospectus that warrants to purchase an aggregate of 140,520 shares of Series A preferred stock were converted into warrants to purchase 144,541 shares of common stock on May 4, 2010.  Furthermore, it appears from this disclosure that the warrants to purchase 142,564 shares of common stock related to common stock from the outset, rather than Series A preferred stock.  Please clarify the fee table to reflect the true nature of the warrants, or advise.

In response to the Staff’s comment, the fee table has been amended.

Prospectus Cover Page, page 2

3.
The title appearing at the top of your prospectus cover page states that you are registering the offer and sale of "3,094,761 Warrants to Purchase Shares of Common Stock," but the prospectus otherwise indicates that you are registering only the offer and sale of common stock.  Please revise or explain.

In response to the Staff’s comment, the prospectus cover page has been amended.

Selling Stockholders, page 25

4.
Please disclose the individual or individuals who exercise the voting and dispositive powers with respect to the shares to be offered for resale by each of the selling shareholders that are the legal entities.  For guidance, refer to Question 140,02 of our Compliance and Disclosure Interpretations relating to Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/recs-kinterp.htm.

In response to the Staff’s comment, the Registration Statement has been so amended.  To the extent that the Company was unable to formally confirm beneficial ownership, such shares have been removed from the Registration Statement.

5.
Please state whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.  We note your disclosure on page 36 that the selling shareholders have informed you that they have not entered into any written or oral agreements, understandings or arrangements with any person to distribute the securities.  If any of the selling shareholders is an affiliate of a broker-dealer, also disclose whether the shareholder purchased the securities in the ordinary course of business.

Based on written representations from each of the selling shareholders, the Company can confirm that none of the selling shareholders as listed in Amendment No. 1 to the Registration Statement are broker-dealers or affiliates thereof with the sole exception of Merriman Curhan Ford & Co., a broker-dealer who served as placement agent and received warrants to purchase shares of common stock of the Company, but no direct shares, as part of its compensation for services provided in connection with the Company’s private placement transaction in March 2010.

U.S. Securities and Exchange Commission
July 2, 2010
Page Three

6.
Please disclose in this section the material terms of the warrants that are exercisable for the shares of common stock being offered, and describe all transactions in which the selling shareholders received their shares of common stock or warrants, as applicable.

In response to the Staff’s comment, the Registration Statement has been so amended.

Incorporation of Certain Information by Reference, page 38

7.	Please update this section to reflect your recent filings.

In response to the Staff’s comment, the Registration Statement has been so amended.

Exhibit 5.1

8.
We note that the resale registration statement relates in significant part to shares that are currently outstanding, though the opinion refers to shares that will be issued in the future.  Revise the opinion to state, if true, that the outstanding shares of common stock are validly issued, fully paid and non-assessable, or advise.  Please also date the legal opinion, and, given the disclaimer in the last paragraph, ensure that the revised opinion is delivered at the time you request acceleration of your registration statement.

The opinion has been revised and filed with Amendment No. 1; the disclaimer in the last paragraph has been deleted.

Very truly yours,

DLA Piper LLP (US)

/s/ Edward H. Batts

Edward H. Batts
Partner

cc:	Kerry T. Smith (OCZ Technology Group, Inc.)
Tan Dinh (OCZ Technology Group, Inc.)